Mail Stop 3561

May 7, 2009

Bryan Sawarynski, President, Chief Executive
    Officer, Principal Accounting Officer, and
    Chairman of the Board of Directors
National Golf Emporium, Inc.
25188 Genesee Trail Road
Golden, Colorado 80401

       Re: National Golf Emporium, Inc.
               Amendment No. 3 to Registration Statement on Form S-1
               Filed April 28, 2009
               File No. 333-156069

Dear Mr. Sawarynski:

      We have limited our review of your amendment to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 11. Information about the Registrant, page 9

Marketing, page 11

1.   We reviewed your response to comment three in our letter dated April 23, 2009 and reissue this comment in part. Your registration statement still states under this heading that you intend to "enhance [your] name recognition." Please revise this statement or tell us why it is not appropriate to do so.

2.   We reviewed your response to comment four in our letter dated April 23, 2009. In the bullet "Strategic Online Marketing Relationships" under this heading and elsewhere in your registration statement, you continue to disclose that you expect your website to be completed in 90 days. In your April 28, 2009 response letter, you indicate that you expect your website to be operational within the contract period, which appears to be on or around May 13, 2009. Since you expect your

website to be operational in the next week, please revise the 90-day reference throughout your registration statement or tell us why it is not appropriate to do so.

Management's Discussion and Analysis of Financial Condition and …, page 14

General

3. We reviewed your response to comment six in our letter dated April 23, 2009 and reissue this comment. We note the table you added under this heading but were unable to locate any revisions discussing material changes between periods. Please revise to discuss any material changes in your financial condition or results of operations from September 30, 2008 to the date of the most recent interim balance sheet provided. Refer to Item 303(b) of Regulation S-K.

Capital Liquidity and Resources, page 15

4. You state here that the "table set forth below reflects [y]our cash flow on September 30, 2008." If you mean to state cash-on-hand, please revise, otherwise readers might get the impression that you have generated revenues during such period. Please also revise the sentence that follows to state that after "the launching of [y]our marketing plan, [you] will be able to *start earning* revenues" (emphasis added), or something similar, so as to remove any impression that you have generated any revenues to date.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       (732) 577-1188